
TENKE
TENKE
MINING CORP.

Tenke Mining Corporation
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.tenke.com

June 23,


06014775


SEC MAIL
RECEIVED
PROCESSING
2006

FILE NO: 82-2948

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Press Release dated June 23, 2006

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

TENKE MINING CORP.

Sophia Shane,
Corporate Development

Enc.

PROCESSED
JUL 03 2006
THOMSON
FINANCIAL

6/30

TENKE MINING CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.tenke.com

NEWS RELEASE

TENKE FUNGURUME 43-101 RESOURCE ESTIMATE

June 23, 2006 (TNK – TSX) ... Tenke Mining Corp. (the "Company") is pleased to announce the completion of an independent resource estimate on the Tenke Fungurume copper/cobalt concessions in Katanga Province, Democratic Republic of Congo ("DRC"). Resource models have been updated, geological interpretations and resource statements refined to conform to current National Instrument 43 - 101 standards by Nilsson Mine Services Ltd. working in conjunction with Mintec, Inc. The Company holds a 24.75 % interest in Tenke Fungurume.

The mineral resource estimates were prepared with Mintec, Inc. proprietary MineSight® software and 3-dimensional block models, primarily utilizing the inverse distance squared weighting method. Geologic interpretations were developed on drill hole cross sections delineating the mineralized zones using a 1% equivalent copper cut-off, using a factor of 10 for cobalt to make a copper equivalent. Measured, indicated and inferred resources are shown in the attached tables.

Resources have been estimated based upon trench, adit and drill hole data up to and including data acquired by the Company during its preparation of feasibilities studies, related drilling programs and analysis in 1997/1998. There have been a total of 1,090 drill holes comprising about 160,000 metres of exploration core drilling in addition to extensive adit and channel samples completed within the Tenke Fungurume deposit areas; all of which have been loaded into the Mintec database. For the current resource update, Nilsson and Mintec refined the geologic models using all the drill hole data available up to but not including the recent commencement of infill, condemnation and step out drilling still in progress by the Company's partner Phelps Dodge Corporation.

Infill drilling in the Kwatebala area of the Tenke Fungurume concessions continues as a basis for mine planning and the final feasibility study expected to be completed in late July. Condemnation drilling has been completed and has confirmed appropriate locations for plant site, waste dumps and tailings disposal areas. Step out drilling on two mineralized outcrops north and northwest of Kwatebala has been conducted to test these previously un-drilled targets. Numerous other mineral targets remain un-drilled within the concessions. Tenke Fungurume is one of the largest undeveloped copper/cobalt deposits in the world. Under the leadership of Phelps Dodge Corporation as operator, the project is expected to be in construction prior to year end with first copper production scheduled for late 2008.

Tenke Fungurume resource estimates have been prepared in accordance with NI 43-101, by independent qualified persons John Nilsson, P.Eng. of Nilsson Mine Services Ltd. and Abdullah Arik, B.Sc.M.Sc. of Mintec Inc. Their report dated May 20, 2006 is available on www.sedar.com.

Our partner, Phelps Dodge, did not participate in completion of this resource estimate and is subject to disclosure requirements established by the U.S. Securities and Exchange Commission and U.S. laws and regulations. Accordingly, future disclosures concerning the Tenke Fungurume project by our partner may contain different or additional information as required by those laws, regulations and requirements.

On Behalf of the Board

Paul K. Conibear
President

For further information, please contact: Sophia Shane, Corporate Development, Ph. 604-689-7842

TENKE FUNGURUME RESOURCE ESTIMATES

Table 1.1 Measured Resources

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	58,551	3.57	3.34	0.34	0.29
Mixed	64,658	3.27	1.84	0.33	0.21
Sulphide	3,107	4.37	0.48	0.36	0.12
Total	126,316	3.44	2.50	0.33	0.24

Table 1.2 Indicated Resources

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	33,714	2.69	2.45	0.33	0.26
Mixed	74,137	2.42	1.56	0.26	0.17
Sulphide	937	3.75	0.39	0.43	0.12
Total	108,788	2.52	1.82	0.28	0.20

Table 1.3 Measured + Indicated Resources

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	92,266	3.25	3.01	0.34	0.28
Mixed	138,794	2.82	1.69	0.29	0.19
Sulphide	4,044	4.22	0.46	0.37	0.12
Total	235,104	3.01	2.19	0.31	0.22

Table 1.4 Inferred Resources

	K-Tonnes	Tcu%	Acu%	Tco%	Aco%
Oxide	70,152	2.75	2.45	0.20	0.14
Mixed	176,043	2.61	1.61	0.20	0.14
Sulphide	17,557	1.82	0.16	0.13	0.02
Total	263,752	2.60	1.73	0.19	0.13

TCu - Total copper grade
ACu - Acid soluble copper grade
TCo - Total cobalt grade
ACo - Acid soluble cobalt grade